SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 1)

 OFS Credit Company, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
67111Q107
(CUSIP Number)
Tod K. Reichert
c/o OFS Credit Company, Inc.
10 S. Wacker Drive
Chicago, IL 60606
Telephone: (847) 734 - 2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2021
(Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 67111Q107

1.	Names of Reporting Persons Richard S. Ressler
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8	Shared Voting Power 533,926
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 533,926
11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,926
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.19%
14	Type of Reporting Person (see instructions) IN

 CUSIP No. 67111Q107

1.	Names of Reporting Persons The OI3 2019 Trust
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8	Shared Voting Power 533,926
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 533,926
11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,926
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.19%
14	Type of Reporting Person (see instructions) OO

CUSIP No. 67111Q107

1.	Names of Reporting Persons Orchard Capital Corporation
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8	Shared Voting Power 533,926
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 533,926
11	Aggregate Amount Beneficially Owned by Each Reporting Person 533,926
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.19%
14	Type of Reporting Person (see instructions) CO

1.	Names of Reporting Persons Orchard Investments, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8	Shared Voting Power 133,478
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 133,478
11	Aggregate Amount Beneficially Owned by Each Reporting Person 133,478
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.80%
14	Type of Reporting Person (see instructions) OO

1.	Names of Reporting Persons OI3, LLC
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b) ☒
3	SEC Use Only
4	Source of Funds (see instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8	Shared Voting Power 400,448
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 400,448
11	Aggregate Amount Beneficially Owned by Each Reporting Person 400,448
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.39%
14	Type of Reporting Person (see instructions) OO

Explanatory Note
This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the initial statement on Schedule 13D (the “Initial Statement”) filed on January 13, 2020, relates to the common stock, par value $0.001 per share (the “Common Shares”) of OFS Credit Company, Inc., a Delaware corporation (the “Issuer”), and is filed by RSR, the Trust, OI3, OCC, and Orchard Investments, LLC, a Delaware limited liability company (“OI” and, collectively, the “Reporting Persons”). Except as otherwise described herein, the information contained in the Initial Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background
Item 2 of the Initial Statement is hereby amended by adding the following paragraph immediately prior to the last paragraph thereof.

OI is a Delaware limited liability company, an owner of which is The OI3 2019 Trust. OCC is the manager of OI and has sole investment authority with respect to assets held by OI.

Item 5.	Interest in Securities of the Issuer
(a) OI3 (i) is the holder of 400,448 Common Shares (approximately 5.393% of the Common Shares outstanding) and has shared voting and disposition control over these shares.
OI through its interests in OFSAM, has shared voting and disposition control over 133,478 Common Shares (approximately 1.797% of the Common Shares outstanding) held by OFSAM and its subsidiary.
RSR may be deemed to beneficially own 533,926 Common Shares, or approximately 7.19% of the outstanding Common Shares, by virtue of being the investment trustee of the Trust and the control person of OCC, which are an owner and the manager, respectively, of each OI3 and OI.
The Trust may be deemed to beneficially own 533,926 Common Shares, or approximately 7.19% of the outstanding Common Shares, by virtue of its ownership interests in OI3 and OI.
OCC may be deemed to beneficially own 533,926 Common Shares, or approximately 7.19% of the outstanding Common Shares, by virtue of being the manager of OI3 and OI.
(b) OI3, RSR, the Trust and OCC have shared power to vote and dispose of 400,448 Common Shares.
OI, RSR, the Trust and OCC have shared power to vote and dispose of 133,478 Common Shares.
RSR, the Trust and OCC have shared power to vote and dispose of 533,926 Common Shares.
(c) On July 30, 2021, the Reporting Persons received direct or indirect interests in an aggregate 13,974 Common Shares as a result of a partial stock dividend by the Issuer. On September 15, 2021, OI3 contributed the indirect interests in the 133,478 Common Shares covered by this report to OI. Except as set forth herein, the Reporting Persons have not effected any transactions in the Common Shares in the past sixty (60) days.
(d) The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement, dated September 27, 2021, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 27, 2021

/s/ Richard S. Ressler
Richard S. Ressler

ORCHARD CAPITAL CORPORATION, a California corporation

By:	/s/ Nicholas V. Morosoff
Name:	Nicholas V. Morosoff
Title:	Officer

THE OI3 2019 TRUST

By:	/s/ Richard S. Ressler
Name:	Richard S. Ressler
Title:	Investment Trustee

OI3, LLC, a Delaware limited liability company

By: Orchard Capital Corporation, its Manager

By:	/s/ Nicholas V. Morosoff
Name:	Nicholas V. Morosoff
Title:	Officer of Manager

ORCHARD INVESTMENTS, LLC, a Delaware limited liability company

By: Orchard Capital Corporation, its Manager

By:	/s/ Nicholas V. Morosoff
Name:	Nicholas V. Morosoff
Title:	Officer of Manager